NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

MATERIAL CHANGE REPORT

1. Name and Address of Neptune Technologies & Bioressources inc.

Neptune Technologies & Bioressources inc. («Neptune»), 500, Boulevard St-Martin Ouest, Bureau 550, Laval (Québec), H7M 3Y2.

2. Date of Material Change

January 18, 2006.

3. News Release

Neptune released a press release through CNW dated January 20, 2006 indicating the material change.

4. Summary of Material Change

Neptune announces a major reorganization of its Capital Structure.

5. Full Description of Material Change

Neptune is pleased to announce a major reorganization of its capital structure pursuant to which Neptune:

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Increased its credit line margin.

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Eliminated all of its long-term convertible debentures (through conversion or redemption).

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Significantly diminished its annual interest expense

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Realized a material extraordinary gain.

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Issued treasury common shares.

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Improved its working capital.

The first step of the capital reorganization targets the short term, where Neptune increased its credit line margin from $200,000 to $1,000,000 and obtained a government financial contribution for supporting international marketing efforts.

Neptune afterward modified the terms of the debenture issued in 2005 to Innovatech du Sud du Quebec (“Innovatech”) in order for Innovatech to convert it immediately in common shares of Neptune.  Thereafter, Innovatech converted the principal of said debenture as well as the principal of the debenture issued in 2003 by Neptune to Innovatech, totalling $3,457,122, into 3,350,000 common shares of Neptune, at a deemed average conversion price of $1.03 per share.  Furthermore, Neptune concluded a shares for debt settlement with Innovatech for the interest due totalling $824,390 by issuing to Innovatech 450,000 common shares at a deemed issue price of $0.94 per share, to pay $424,390 of interest after a $400,000 write-off conceded by Innovatech.

Thereafter, Innovatech sold to new investors, mainly institutional, 3,500,000 units for $3,500,000.  Each unit includes one common share of Neptune and a half call option for its holder to acquire from Innovatech, for a 2 year period, one (1) common share of Neptune held by Innovatech at $1.25, per call option.

Neptune finalized a private placement, by issuing 600,000 common shares, from treasury, at a price per share of $1.00.  Under the terms of this private placement, as a commission, 69,187 common shares were issued to the lead agent Fraser Mackenzie and to its sub-agents, MGI Securities Inc., Octagon Capital Corporation, Acumen Capital Finance Partners Limited and Bolder Investment Partners Ltd..

Neptune also concluded a shares for debt settlement with some creditors for a sum of $219,000 pursuant to which it proceeded with the issuance of 219,000 common shares at a deemed price of $1.00 per share.

Moreover, 387,500 call options on Neptune stock, granted by Innovatech, were issued during the private placement and the shares for debt settlement with some creditors.  These call options have the same terms as the 1,750,000 call options described above.

All common shares issued from treasury by Neptune pursuant to the private placement and the shares for debt settlements are subject to a restriction and cannot be alienated for a four (4) month period following their issuance.

Fraser MacKenzie received a total cash commission of $120,813 in consideration of the services provided in connection with the private placement and the sale of the 3,500,000 shares held by Innovatech to certain investors.

Neptune also issued 450,000 options, to purchase 450,000 common shares at $1 per share for a maximum 5 year period, to its management, which are subject to Neptune shareholder and regulatory approval of an amendment to the incentive stock option plan.

Finally Innovatech has accepted to sell a maximum of 75,000 Neptune share per month from the outstanding shares owned by Innovatech and not subject to a call option nor any other restrictions.

Neptune has also taken all measures necessary in order that within 30 days, it will no longer owe any sums to Desjardins pursuant to the debentures previously issued to Desjardins, representing in the aggregate approximately $1,332,500 in principal and interest as of today.

Hence, through its capital structure reorganization, Neptune will have:

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Increased its credit line to $1,000,000.

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Eliminated $5,614,012 of capitalized debentures (bearing 15% interest).

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Eradicated approximately $750,000 of the annual interest expense.

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Realized a proceed of $1,6 Million.

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Generated an extraordinary gain of $1,1 Million.

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Negotiated for its new investors, 2,250,000 call options at $1.25/2 yr. on

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Neptune common stock owned by Innovatech.

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Issued only 4,688,187 common shares.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Non-applicable.

7. Omitted Information

Non-applicable.

8. Executive Officer

For further information regarding the material change mentioned herein, please contact Mr. Henri Harland at Neptune, at (450) 972-6291.

9. Date of Report

Dated this January 30, 2006 in Montreal, Quebec.